# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inter & Co, Inc., CIK 0001864163
CUSIP: G4R20B107
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil (D5), 30 190-131
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000899140-23-000988
Filed by CIK 0001577806

## Reporting persons
- SQUADRA INVESTMENTS - GESTAO DE RECURSOS LTDA.: type of reporting person: investment adviser (IA); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 26,179,116; sole dispositive power 0; shared dispositive power 29,946,672; aggregate amount beneficially owned 29,946,672 (9.28% of the class)
- SQUADRA INVESTIMENTOS: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 26,179,116; sole dispositive power 0; shared dispositive power 29,946,672; aggregate amount beneficially owned 29,946,672 (9.28% of the class)
- GUILHERME MEXIAS ACHE: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 26,179,116; sole dispositive power 0; shared dispositive power 29,946,672; aggregate amount beneficially owned 29,946,672 (9.28% of the class)

## Item 1. Issuer
Name of issuer: Inter & Co, Inc.
Address of issuer's principal executive offices: Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil, 30 190-131

## Item 2. Person Filing
Name of person filing:
SQUADRA INVESTMENTS - GESTAO DE RECURSOS LTDA (the "US Investment Manager");
SQUADRA INVESTIMENTOS - GESTAO DE RECURSOS LTDA (the "Brazil Investment Manager");
Mr. GUILHERME MEXIAS ACHE ("Mr. Ache" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is
Av Borges de Medeiros 633/704
Leblon Rio de Janeiro RJ 22430-041 Brazil
Citizenship: Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), investment adviser (IA), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Item 3(i): Investment adviser registered with the Securities and Exchange Commission of Brazil

## Item 4. Ownership
Amount beneficially owned:
The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the number shares of Common Stock issued and outstanding as of February 4, 2025 as reflected on the Issuer's publicly accessible website and reflect the ownership of the Reporting Persons as of February 4, 2025.

Reporting Persons do not directly own any Common Stock. Pursuant to investment agreements with the certain investment funds and managed accounts (collectively, the "Funds"), the US Investment Manager and the Brazil Investment Manager (together the "Investment Managers") maintain voting and dispositive power with respect to the securities held by the Funds. Mr. Ache controls the Investment Managers. Under the rules promulgated by the Securities and Exchange Commission, the Reporting Persons may be deemed to beneficially own the Common Stock. Each Reporting Person hereby disclaims beneficial ownership of the securities covered by this statement.

The information required by Item 4(a) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto.
Percent of class: The information required by Item 4(b) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The business of Investment Managers is the rendering of financial services and as such they provides discretionary investment advisory services to each of the Funds. In such capacity, the Investment Managers have the power to make decisions regarding the voting and disposition of the Common Stock. Under the rules promulgated by the Securities and Exchange Commission, the Investment Managers and their control person Mr. Ache may be considered beneficial owners of securities acquired by the Funds. The Reporting Persons have the right to receive the proceeds from the sale of, or the power to direct the receipt of distributions from, the Common Stock reported in this Schedule 13G/A.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Each of the Reporting Persons hereby makes the following certification:
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- SQUADRA INVESTMENTS - GESTAO DE RECURSOS LTDA.: /s/ LUIS FELIPE STERN, Chief Operating Officer (02/04/2025)
- SQUADRA INVESTIMENTOS: /s/ LUIS FELIPE STERN, Chief Operating Officer (02/04/2025)
- GUILHERME MEXIAS ACHE: /s/ GUILHERME MEXIAS ACHE, GUILHERME MEXIAS ACHE (02/04/2025)